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Routemaster Capital Strengthens Advisory Board With Chris Yeung, Head of Trading, Asia at BlockFi

TORONTO, Dec. 30, 2020  --

Routemaster Capital Inc. (the “Company” or “Routemaster”) (TSXV: RM) is pleased to announce it has appointed Chris Yeung, Head of Trading, Asia at BlockFi, to its advisory board. The advisory board of the Company currently consists of Wouter Witvoet, Olivier Roussy Newton and Trapp Lewis.

“Chris Yeung brings a great wealth of knowledge in the cryptocurrency lending space and financial markets, we are grateful to have him on board,” said Olivier Roussy Newton, Co-Founder of DeFi Holdings and a Routemaster Capital advisor.

Chris has spent his career managing a multi billion-dollar portfolio at BlockFi. As the Head of Trading in Asia, he specializes in providing financial services to crypto asset managers, hedge funds, market makers and DeFi projects. Prior to BlockFi, he worked at Morgan Stanley, where he worked on the trading and structured products team.

“The DeFi space is exploding at an astounding space,” said Mr. Yeung. “2021 will be an exciting year for DeFi. As more investment and private banks begin to announce crypto offerings, DeFi will gain traction as these financial services increase. Working with Routemaster, I believe there is no company better suited to position themselves within the industry.”

Mr. Yeung holds a bachelor's degree in Economics from New York University.

About Routemaster Capital Inc.:
Routemaster Capital Inc. is a Canadian investment company that carries on business with the objective of enhancing shareholder value.

For further information, please contact:
Daniyal Baizak
President and Chief Executive Officer
Tel: +1 (416) 861-1685

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the appointment of Chris Yeung; the business of Routemaster and Defi Holdings; the pursuit by Routemaster and DeFi Holdings of investment opportunities; the decentralized finance industry and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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